Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

October 7, 2016

Ms. Suzanne Hayes, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4546

100 F Street, N.E.

Washington, DC 20549

Re:	GenVec, Inc. Form 10-K Filed: March 9, 2016 File No.: 000-24469

Dear Ms. Hayes:

On behalf of GenVec, Inc. (the “Company”), we respectfully submit this letter in response to your letter of comment dated September 27, 2016 to Douglas J. Swirsky, President and Chief Executive Officer of the Company, with respect to the above-referenced Form 10-K.

For ease of reference, the Staff’s comments are set forth in italic type immediately before the Company’s response.

1.	In future filings, please revise the description of your research collaboration and license agreement with Novartis to describe the material provisions of the agreement. Your disclosure should include the duration of the agreement, termination provisions, royalty terms and a range of the royalty rates. Please ensure that your disclosed range of royalty rates is within a ten-percent range (e.g., “10-20%,” “single digits,” “teens,” “twenties,” as applicable).

In future filings, we will revise the description of our research collaboration and license agreement with Novartis to describe the material provisions of the agreement. Our disclosure will include the duration of the agreement, termination provisions, royalty terms and a range of the royalty rates.

* * * *

October 7, 2016

Please direct any questions, comments and advice of the Staff to the undersigned at 410-659-2778 or Asher M. Rubin at 410-659-2777.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Douglas J. Swirsky, GenVec, Inc.
Dorrie Yale, SEC Staff
Christina M. Thomas, SEC Staff
Asher M. Rubin, Hogan Lovells US LLP